Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Elbit Systems Ltd.
(Exact name of registrant as specified in its charter)

Israel
(State or other jurisdiction of  incorporation or organization)
N/A
(I.R.S. Employer Identification No.)

Advanced Technology Center,
Haifa
3100401, Israel
972-77-294-6404
(Address of principal executive offices) (Zip Code)

Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers
(Full title of the plan)

 Elbit Systems of America, LLC
4700 Marine Creek Parkway
Fort Worth, Texas 76179
Phone: +1 (817) 234-6600
(Name, address and telephone number, including area code, of agent for service )

Copies to:
Adam Fleisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
+1 (212) 225-2000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧
Accelerated filer ◻

Non-accelerated filer ◻
Smaller reporting company ◻

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

EXPLANATORY NOTE

This Registration Statement on Form S-8 (the “Registration Statement”) is filed pursuant to General Instruction E to Form S-8 for the purpose of registering an additional 1,300,000 ordinary shares, nominal value 1.0 New Israeli Shekel per share (the “Ordinary Shares”), of Elbit Systems Ltd. (the “Company” or “Registrant”), consisting of (i) 871,000 Ordinary Shares underlying stock options previously granted and outstanding under the Company’s 2018 Equity Incentive Plan for Executive Officers (the “Plan”) and (ii) 429,000 Ordinary Shares which may be issued pursuant to awards under the Plan. In accordance with General Instruction E to Form S-8, the Company hereby incorporates herein by reference the contents of the prior registration statements on Form S-8 filed by the Company with respect to the Plan on March 20, 2018 (Registration No. 333-223785), together with all exhibits filed therewith or incorporated therein by reference to the extent not otherwise amended or superseded by the contents of this Registration Statement.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The rules of the Securities and Exchange Commission (the “Commission”) allow us to incorporate by reference information into this Registration Statement. The information incorporated by reference is considered to be a part of this Registration Statement, and information that we file later with the Commission will automatically update and supersede this information. This Registration Statement incorporates by reference the documents listed below. In addition, any report on Form 6-K of the Registrant hereafter furnished to the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall be incorporated by reference into this Registration Statement if and to the extent provided in such document.

(a)The Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Commission on March 17, 2026, pursuant to Section 15(d) of the Exchange Act, which contains the Registrant’s audited financial statements for the latest fiscal year for which such statements have been filed;

(b)All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2025; and

(c)The description of the Registrant’s Ordinary Shares contained in Exhibit 2.1 on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026.

All reports and other documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such reports and other documents. Except as provided in the last sentence of the first paragraph of the section of this Registration Statement entitled

“Item 3. Incorporation of Documents by Reference”, nothing in this Registration Statement shall be deemed to incorporate any information provided in documents that is furnished (rather than filed) or is otherwise not deemed to be filed under applicable Commission rules.

Item 6.	Indemnification of Directors and Officers

Under the Israeli Companies Law – 1999 (the “Companies Law”), an Israeli company may not exempt an Office Holder (as defined in the Companies Law) from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an Office Holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care, provided that a relevant provision is included in the company’s articles of association. However, a company may not exempt in advance a director from his or her liability to the company with respect to a breach of duty of care in connection with a distribution made by the company.

To the extent specifically allowed by the company’s articles of association, the Companies Law permits a company to obtain an insurance policy covering liabilities of Office Holders resulting from their actions in fulfilling their roles as Office Holders, in any of the following instances:

(1) breach of the Office Holder’s duty of care to the company or to another person;

(2) breach of the Office Holder’s duty of loyalty to the company, to the extent that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; or
(3) monetary liabilities imposed on the Office Holder for the benefit of another person.

The Israeli Securities Law – 1968 (the “Israeli Securities Law”) also permits such an insurance policy to cover a payment which an Office Holder is obligated to make to an injured party as set forth in the relevant sections of the Israeli Securities Law, as well as expenses incurred by an Office Holder in connection with certain proceedings that are specified in the Israeli Securities Law, including reasonable litigation expenses (including attorneys’ fees), provided that a relevant provision is included in the company’s articles of association.

Under the Companies Law, a company may indemnify an Office Holder against monetary liabilities and expenses imposed on or incurred by the Office Holder as a result of an act done by virtue of his or her role as an Office Holder for the following matters:

(1) financial liability imposed on the Office Holder in favor of another person pursuant to a judgment, including a judgment in the course of settlement arrangements or an arbitrator’s award approved by a court;

(2) reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder in an investigation or proceeding that has concluded without an indictment being filed and without any monetary liabilities being imposed on the Office Holder in lieu of criminal proceedings or has concluded without the filing of any indictment but with the imposition of monetary liability in lieu of criminal proceedings in an offense that does not require proof of criminal intent or in connection with a monetary sanction; and

(3) reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder or imposed by a court in a proceeding instituted against the Office Holder by the company, on its behalf or by any other person, or in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may indemnify an Office Holder in respect of certain liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an Office Holder in advance of an event, the indemnification, pursuant to (1) above, must be limited to foreseeable events in light of the company’s actual activities at the time the company undertook such indemnification and also limited to amounts or criteria determined by the board of directors as reasonable under the circumstances, and the undertaking to indemnify will specify any such events, amounts or criteria.

In addition, a company may indemnify, including in advance, an Office Holder in respect of payments that the Office Holder is obligated to make to an injured party as set forth in the relevant sections of the Israeli Securities Law, as well as expenses incurred by an Office Holder in connection with certain proceedings that are specified in the Israeli Securities Law, including reasonable litigation expenses (including attorneys’ fees). These indemnifications are subject to the inclusion of relevant provisions in the company’s articles of association.

A company may not indemnify an Office Holder or enter into an insurance contract that would provide coverage for, or exempt an Office Holder from, liability to the company with respect to any of the following:

(1) a breach of duty of loyalty, except indemnification or insurance that provides coverage for a breach of a duty of loyalty to the company while acting in good faith and having a reasonable basis to believe that such act would not prejudice the interests of the company;

(2) a willful or reckless breach of duty of care, other than mere negligence;

(3) an act done with the intent to unlawfully realize a personal gain;

(4) a fine, monetary penalty or forfeiture imposed upon such Office Holder; or

(5) certain monetary liabilities that are set forth in the Israeli Securities Law.

Exemption, Insurance and Indemnification of Directors and Officers under the Articles of Association

In accordance with and subject to the Companies Law and the Israeli Securities Law, the Registrant’s articles of association (the “Articles of Association”) permit the Company to exempt, in advance or retroactively, any director or Company officer from any liability to the Company attributed to damage or loss caused by breach of the director’s or officer’s duty of care owed to the Company.

Furthermore, in accordance with and subject to the provisions of the Companies Law and the Israeli Securities Law, the Articles of Association allow for directors and officers liability insurance, in respect of a liability or payment imposed on a director or officer as a result of an act carried out by such person in his or her capacity as a director or officer. This insurance may cover:

(1) a breach of his or her duty of care to Elbit Systems or to another person;

(2) a breach of his or her duty of loyalty to Elbit Systems, provided that the director or officer acted in good faith and had reasonable basis to believe that his or her act would not harm the interests of Elbit Systems;

(3) a financial obligation imposed on him or her in favor of another person;

(4) a payment that he or she is obligated to pay to an injured party as set forth in the relevant sections of the Israeli Securities Law;

(5) expenses incurred by him or her in connection with certain administrative proceedings specified in the Israeli Securities Law, including reasonable litigation expenses (including attorneys’ fees); or

(6) any other event for which insurance of a director or officer is or may be permitted.

In addition, in accordance with and subject to the Companies Law and the Israeli Securities Law, the Articles of Association permit indemnification, retroactively or in advance, of a director or officer against liability, payment or expense imposed on or incurred by him or her as a result of an act carried out in his or her capacity as a director or officer, that may include:

(1) a monetary liability imposed on the director or officer or paid by him or her in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court; provided however, that in case such undertaking is granted in advance it will be limited to events which, in the board of directors’ (the “Board”) opinion, are foreseeable in light of Elbit Systems’ actual activities at the time of granting the obligation to indemnify, and to a sum or under criteria as the Board deems reasonable under the circumstances, and the undertaking to indemnify will specify the aforementioned events and sum or criteria;

(2) a payment imposed on him or her in favor of an injured party in the circumstances specified in the relevant sections of the Israeli Securities Law;

(3) reasonable litigation expenses (including attorneys’ fees), incurred by a director or officer as a result of an investigation or proceeding conducted against him or her by an authority authorized to conduct such investigation or procedure, provided that such investigation or procedure: (i) concludes without the filing of an indictment against the director or officer and without the imposition of monetary payment in lieu of criminal proceedings; or (ii) concludes with imposing on the director or officer a monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent or was incurred by the director or officer in connection with a monetary sanction imposed by the Companies Law or the Israeli Securities Law;

(4) expenses incurred by a director or an officer in connection with certain administrative proceedings set forth in the Israeli Securities Law, including reasonable litigation expenses (including attorneys’ fees); and

(5) reasonable litigation expenses (including attorneys’ fees), expended by the director or officer or imposed on him or her by the court for:

(i) proceedings issued against him or her by Elbit Systems or on its behalf or by a third party;

(ii) criminal proceedings from which the director or officer was acquitted;

(iii) criminal proceedings in which he or she was convicted for an offense that does not require proof of criminal intent; or

(iv) any other liability or expense for which it is or may be permissible to indemnify a director or an officer.
The Articles of Association permit the grant of similar indemnification to any person acting on behalf or at the request of Elbit Systems as a director or officer of another company in which Elbit Systems is directly or indirectly a shareholder or has any other interest.

The aggregate amount of indemnification by Elbit Systems to our Office Holders may not exceed 25% of Elbit Systems’ consolidated shareholders’ equity as reflected in our most recent consolidated financial statements published prior to the date of the indemnification payment.

In 2011, Elbit Systems’ Audit Committee, Board and shareholders approved the grant to members of our Board (including to Michael Federmann, who may be considered a controlling shareholder of the Company, and to his son David Federmann), of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit Committee or Compensation Committee (as the case may be) and the Board for indemnification of Office Holders of Elbit Systems who are not directors.

According to the Companies Law, the granting by a public company, such as Elbit Systems, of an indemnification letter (or exemption letter) to an Office Holder who may be considered a controlling shareholder of that company or his or her relative requires re-approval every three years by the company’s compensation committee, the board of directors and the company’s shareholders. The indemnification letters originally granted to Michael Federmann and David Federmann in 2011 were last re-approved, following the approval of our Compensation Committee and Board, by our shareholders at the Annual General Meeting of Shareholders in 2023, for an additional period of three years commencing on December 1, 2023.

Elbit Systems’ Compensation Policy allows Elbit Systems to purchase, from time to time during the term of the Compensation Policy, directors and officers (D&O) liability insurance. Pursuant to the Compensation Policy, the coverage limit under each such insurance policy will not exceed $250 million, and the insurance policy terms, as well as the premium paid by the Company, will reflect the current market conditions with respect to the Company and the nature of its operations. In accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the inclusion of our Office Holders in any D&O liability insurance policy that is consistent with our Compensation Policy will require only the approval of our Compensation Committee if the D&O liability insurance policy applicable to each of them (i) is purchased on market terms and (ii) the purchase thereof will not have a material effect on the Company’s profitability, assets or obligations.

In a meeting held on July 10, 2025, our Compensation Committee approved the extension of our existing D&O liability insurance policy which complies with the provisions of our Compensation Policy and the inclusion therein, in addition to all other Office Holders, of Michael Federmann (who may be considered a controlling shareholder of the Company), his son David Federmann and Bezhalel Machlis, our President and CEO, in accordance with the requirements of the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000. As of March 5, 2026, the D&O policy’s limit of liability was $100 million. The Compensation Committee also approved the purchase of a D&O liability insurance policy for a subsidiary of the Company, which also covers certain Office Holders of the Company, including our President and CEO, in accordance with the limitations under our Compensation Policy.

In addition, our Compensation Policy authorizes the Company, subject to applicable law and the Articles of Association, to exempt our Office Holders from liability for violating their duty of care towards the Company. However, such exemption will not apply with respect to any decision or transaction in which a controlling shareholder, executive officer or director of the Company (even if such shareholder, executive officer or director is not the one who is exempted) has a personal interest. At the General Meeting of Shareholders held on April 2021, our shareholders, following recommendation of our Compensation Committee and the approval of our Board, approved providing an exemption letter reflecting the above conditions and limitations to Bezhalel Machlis, our President and CEO, and to the Company's current and future directors (including to Michael Federmann, who may be considered a controlling shareholder of the Company, and to his son David Federmann). Similar letters were also approved by the Compensation Committee and the Board for exemption of other Office Holders of Elbit Systems who are not directors. The exemption letters originally granted to Michael Federmann and David Federmann in 2021 were last re-approved, following the approval of our Compensation Committee and Board, by our shareholders at the Annual General Meeting of Shareholders in 2023, for an additional period of three years commencing on April 7, 2024.

Item 8.	Exhibits.

     The following exhibits are filed or furnished herewith:

3.1 Memorandum of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F (File No. 000-28998) for the year ended December 31, 2025, filed with the Commission on March 17, 2026).

3.2 Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.2 the Registrant’s Annual Report on Form 20-F (File No. 000-28998) for the year ended December 31, 2025, filed with the Commission on March 17, 2026).
4.1    Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers (incorporated by reference to Exhibit 4.2.1 to the Registrant’s Annual Report on Form 20-F (File No. 000-28998) for the year ended December 31, 2025, filed with the Commission on March 17, 2026).

5.1 Opinion of Herzog Fox & Neeman, as to the validity of the Ordinary Shares.
23.1 Consent of Herzog Fox & Neeman (included in Exhibit 5.1).
23.2 Consent of Kost Forer Gabbay and Kasierer, a member of EY global relating to the consolidated financial statements of Elbit Systems Ltd.
24.1 Power of Attorney (included as part of the signature page of the Registration Statement).

107 Filing fee table

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Haifa, Israel, on this 27 day of May, 2026.

Elbit Systems Ltd.

By	/s/ Bezhalel Machlis
Bezhalel Machlis President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Bezhalel Machlis, Yaacov Kagan, Jonathan Ariel and Adi Pinchas Confino and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement on Form S-8 and any or all amendments, including post-effective amendments to the Registration Statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and to file the same, with all exhibits thereto, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date
/s/ Bezhalel Machlis
Bezhalel Machlis	President and Chief Executive Officer (principal executive officer)	May 27, 2026
/s/ Yaacov Kagan
Yaacov Kagan	Chief Financial Officer (principal accounting officer)	May 27, 2026
/s/ Yael Levy
Yael Levy	Chief Controller	May 27, 2026
/s/ David Federmann
David Federmann	Director	May 27, 2026
/s/ Rina Baum
Rina Baum	Director	May 27, 2026
/s/ Ehud Adam
Ehud Adam	Director	May 27, 2026
/s/ Michael Federmann
Michael Federmann	Director	May 27, 2026
/s/ Noaz Bar Nir
Noaz Bar Nir	Director	May 27, 2026
/s/ Dov Ninveh
Dov Ninveh	Director	May 27, 2026
/s/ Ehood Nisan
Ehood Nisan	Director	May 27, 2026
/s/ Bilha Shapira
Bilha Shapira	Director	May 27, 2026
/s/ Tzipi Livni
Tzipi Livni	Director	May 27, 2026
/s/ Luke Savoie
Elbit Systems of America, LLC Name: Luke Savoie Title: President and Chief Executive Officer	Authorized Representative in the United States	May 27, 2026